UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2020

SOUTH MOUNTAIN MERGER CORP.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-38947	83-3780685
(Commission File Number)	(IRS Employer Identification No.)

767 Fifth Avenue, 9th Floor New York, NY	10153
(Address of principal executive offices)	(Zip Code)

(646) 446-2700
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	SMMCU	The Nasdaq Stock Market LLC
Shares of Class A common stock	SMMC	The Nasdaq Stock Market LLC
Warrants	SMMCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Business Combination Agreement

On October 18, 2020, South Mountain Merger Corp., a Delaware corporation (“SMMC”) entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among SMMC, BT Merger Sub I, Inc., a wholly owned subsidiary of SMMC (“First Merger Sub”), BT Merger Sub II, LLC (“Second Merger Sub”) and Factor Systems, Inc. (d/b/a Billtrust) (“Billtrust”).

Pursuant to the terms of the Business Combination Agreement, a business combination between SMMC and Billtrust will be effected through (a) the merger of First Merger Sub with and into Billtrust (the “First Merger”), with Billtrust surviving the merger as a wholly owned subsidiary of SMMC (Billtrust, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”) and (b) as soon as practicable, but in any event within 10 days following the First Merger and as part of the same overall transaction as the First Merger, a merger of the Surviving Corporation with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”).

Immediately prior to the effective time of the First Merger (the “Effective Time”), Billtrust will cause each share of preferred stock of Billtrust, par value $0.001 per share (each, a  share of “Company Preferred Stock”), that is issued and outstanding immediately prior to the Effective Time to be automatically converted into (i) a number of common shares of Billtrust, par value of $0.001 per share (“Company Common Stock”), at the then-effective conversion rate as calculated pursuant to the Company Charter (as defined in the Business Combination Agreement) and (ii) a number of shares of Company Common Stock issuable with respect to any accrued dividends in accordance with the Company Charter ((i) and (ii) collectively, the “Company Preferred Stock Conversion”). All of the shares of Company Preferred Stock converted into shares of Company Common Stock will no longer be outstanding and will cease to exist, and each holder of Company Preferred Stock will thereafter cease to have any rights with respect to such shares of Company Preferred Stock.

At the Effective Time (and, for the avoidance of doubt, following the Company Preferred Stock Conversion), by virtue of the First Merger and without any action on the part of SMMC, First Merger Sub, Billtrust or the holders of any of the following securities:

(a)
each share of Company Common Stock (including Company Common Stock resulting from the Preferred Stock Conversion (as defined in the Business Combination Agreement)) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares (as defined in the Business Combination Agreement)) will be canceled and converted into (i) the contingent right to receive a number of shares of common stock of SMMC as further described below (such shares, the “Earnout Shares”) (which may be zero (0)) and (ii) (A) if the holder of such share of Company Common Stock properly and timely elects to receive cash (a “Cash Election”) with respect to such share of Company Common Stock, which election has not been revoked (each such share, as “Cash Electing Share”), an amount in cash for such Cash Electing Share, without interest, equal to the quotient of the Equity Value (as defined in the Business Combination Agreement) divided by (b) the Company Outstanding Shares (as defined in the Business Combination Agreement) (the “Per Share Merger Consideration Value”) except that if (x) the sum of the aggregate number of Dissenting Shares and the aggregate number of Cash Electing Shares, multiplied by (y) the Per Share Merger Consideration Value (such product, the “Aggregate Cash Election Amount”) exceeds the Cash Consideration Cap, then each Cash Electing Share shall be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration Value and (2) a fraction, the numerator of which shall be the Cash Consideration Cap and the denominator of which shall be the Aggregate Cash Election Amount (such fraction, the “Cash Fraction”) and (B) a number of validly issued, fully paid and nonassessable shares of SMMC Common Stock (as defined in the Business Combination Agreement) equal to the product of (1) the Per Share Stock Consideration and (2) one minus the Cash Fraction; and (B) if the holder of such share of Company Common Stock makes a proper election to receive shares of SMMC Common Stock (a “Stock Election”) with respect to such share of Company Common Stock, which election has not been revoked, or the holder of such share fails to make a Cash Election or Stock Election with respect to such share of Company Common Stock, the Per Share Stock Consideration.

(b)	each share of Company Common Stock held in the treasury of the Company will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto;

(c)
each share of common stock of First Merger Sub, par value $0.001 per share issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation; and

(d)
each option to purchase shares of Company Common Stock, whether or not vested, that is outstanding immediately prior to the Effective Time (each, a “Company Option”) will be assumed by SMMC and converted into (i) an option to purchase shares of SMMC Common Stock (each, a “Converted Option”), and (ii) the contingent right to receive a number of Earnout Securities following the closing of the First Merger (the “Closing”). Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately before the Effective Time, except that (A) each Converted Option will be exercisable for that number of shares of SMMC Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to the Company Option immediately before the Effective Time and (2) the Per Share Stock Consideration; and (B) the per share exercise price for each share of SMMC Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Option immediately before the Effective Time by (2) the Per Share Stock Consideration.

(e)	The following terms shall have the respective meanings ascribed to them below:

“Applicable Redemption Amount” means (a) in the event the Redemption Amount is equal to or less than $50,000,000, 100% of the Redemption Amount; (b) in the event the Redemption Amount is greater than $50,000,000 but less than $100,000,000, $50,000,000; or (c) in the event the Redemption Amount equals or exceeds $100,000,000, the sum of (i) $50,000,000 plus (ii) fifty percent (50%) of the amount by which the Redemption Amount exceeds $100,000,000.

“Cap Adjustment Amount” means: (i) if Closing Available Cash (as defined in the Business Combination Agreement) is equal to or in excess of  two hundred twenty-five million dollars ($225,000,000) then an amount equal to $0; and (ii) if Closing Available Cash (as defined in the Business Combination Agreement) is less than two hundred twenty-five million dollars ($225,000,000) then an amount equal to such shortfall.

“Cash Consideration Cap” means an amount equal to (a) the amount that is one hundred seventy eight million dollars ($178,000,000) minus (b) the Cap Adjustment Amount minus (c) the Applicable Redemption Amount (as defined in the Business Combination Agreement).

“Earnout RSUs” means the restricted stock units of SMMC denominated in a number of shares of SMMC Common Stock that may be issued pursuant to the Business Combination Agreement.

“Earnout Securities” means the Earnout RSUs and the Earnout Shares.

“Earnout Shares” means the shares of SMMC Common Stock that may be issued pursuant to Section 3.07 and Annex I of the Business Combination Agreement.

“Per Share Stock Consideration” means a number of shares of SMMC Elected Common Stock (as defined in the Business Combination Agreement) equal to (i) the Per Share Merger Consideration Value divided by (ii) 10.

“Redemption Amount” means the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of SMMC Common Stock pursuant to the Offer (as defined in the Business Combination Agreement) (to the extent not already paid).

The SMMC Common Stock to be issued at the Effective Time will generally take the form of SMMC Class A Common Stock (as defined in the Business Combination Agreement), except one Billtrust stockholder has agreed to receive SMMC Class C Common Stock (as defined in the Business Combination Agreement).

At the effective time of the Second Merger (the “Second Effective Time”), by virtue of the Second Merger and without any action on the part of SMMC, Surviving Corporation, Second Merger Sub or the holders of any securities of SMMC or the Surviving Corporation or the Second Merger Sub: (x) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will be canceled and will cease to exist without any conversion thereof or payment therefor; and (y) each membership interest in Second Merger Sub issued and outstanding immediately prior to the Second Effective Time will be converted into and become one validly issued, fully paid and non-assessable membership interest in the Surviving Entity, which will constitute the only outstanding equity of the Surviving Entity.

Earnout Securities

Pursuant to the contingent rights set forth above, the Earnout Shares will be payable to each holder of Company Common Stock and/or Company Options who has an Earnout Pro Rata Portion (as defined in the Business Combination Agreement) exceeding zero, in the amounts set forth below:

(a)
If the closing share price of SMMC Common Stock equals or exceeds $12.50 for any 20 trading days within any consecutive 30-trading day period that occurs after the closing date of the Transactions (as defined below) (the “Closing Date”) and on or prior to the five (5) year anniversary of the Closing Date (the first occurrence of the foregoing being referred to as the “$12.50 Share Price Milestone”, and such date is referred to as the “$12.50 Share Price Milestone Date”), a number of shares of SMMC Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (the “$12.50 Earnout Shares”) provided, however, shares of Class 2 Common Stock may be issued with respect to each Requisite Stockholder (as defined in the Business Combination Agreement) that has agreed to receive shares of Class 2 Common Stock as set forth in such Requisite Stockholder’s Support Agreement (as defined in the Business Combination Agreement) in lieu of $12.50 Earnout Shares and/or the $15.00 Earnout Shares; and

(b)
If the closing share price of SMMC Common Stock equals or exceeds $15.00 for any 20 trading days within any consecutive 30-trading day period that occurs after the Closing Date and on or prior to the five (5) year anniversary of the Closing Date, a number of shares of SMMC Common Stock equal to such holder’s Earnout Pro Rata Portion of 6,000,000 shares (the “$15.00 Earnout Shares”).

Pursuant to the contingent rights set forth above, the Earnout RSUs will be payable to each holder in the amounts set forth below:

(a)
To the extent that any portion of the $12.50 Earnout Shares that would otherwise be issued to a holder relates to a Converted Option that remains unvested as of the $12.50 Share Price Milestone Date (each such option, a “$12.50 Unvested Converted Option”), then in lieu of issuing such $12.50 Earnout Shares, SMMC will instead issue to each holder of a $12.50 Unvested Converted Option an award of restricted stock units of SMMC for a number of shares of SMMC Common Stock equal to the $12.50 Corresponding Portion of the $12.50 Earnout Shares (such number of shares being referred to as the “$12.50 Earnout RSUs”). A holder of a $12.50 Unvested Converted Option will only be granted $12.50 Earnout RSUs if such holder remains in continuous service to Billtrust or its successor as of the $12.50 Share Price Milestone Date and the applicable grant date. Such $12.50 Earnout RSUs will vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $12.50 Unvested Converted Option and will be subject to the same vesting conditions as applied to the applicable $12.50 Unvested Converted Option.

“$12.50 Corresponding Portion” means the ratio, the numerator of which is the number of shares underlying the $12.50 Unvested Converted Option held by such holder of a $12.50 Unvested Converted Options that were outstanding as of the $12.50 Share Price Milestone Date and the denominator of which is the number of shares underlying the unvested Converted Option held by such holder of unvested Converted Options that were outstanding as of immediately after the Effective Time.

(b)
The extent that any portion of the $15.00 Earnout Shares that would otherwise be issued to a holder relates to a Converted Option (each such option, a “$15.00 Unvested Converted Option”), then in lieu of issuing such $15.00 Earnout Shares, SMMC will instead issue to each holder of a $15.00 Unvested Converted Option, an award of restricted stock units of SMMC for a number of shares of SMMC Common Stock equal to the $15.00 Corresponding Portion of the $15.00 Earnout Shares (such number of shares being referred to as the “$15.00 Earnout RSUs” and together with the $12.50 Earnout RSUs, the “Earnout RSUs”). A holder of a $15.00 Unvested Converted Option will only be granted $15.00 Earnout RSUs if such holder remains in continuous service to the Company or its successor as of the $15.00 Share Price Milestone Date and the applicable grant date. Such $15.00 Earnout RSUs will vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting events of the applicable $15.00 Unvested Converted Option and will be subject to the same vesting conditions as applied to the applicable $15.00 Unvested Converted Option.

“$15.00 Corresponding Portion” means the ratio, the numerator of which is the number of shares underlying the $15.00 Unvested Converted Option held by a holder of $15.00 Unvested Converted Options that were outstanding as of the $15.00 Share Price Milestone Payment Date (as defined in the Business Combination Agreement) and the denominator of which is the number of shares underlying the unvested Converted Option held by such holder of unvested Converted Options that were outstanding as of immediately after the Effective Time.

In the event that within the five-year anniversary of the Closing (w) there is a Change of Control (as defined in the Business Combination Agreement) (or a definitive agreement providing for a Change of Control (as defined in the Business Combination Agreement) has been entered into) (A) after the Closing and prior to the five (5) year anniversary of the Closing Date and or (x) there is a liquidation, dissolution or winding up of SMMC initiated, (y) there is a bankruptcy, reorganization, debt arrangement or similar proceeding instituted by or against SMMC or (x) SMMC makes an assignment for the benefit of creditors, or petitions or applied to any governmental authority for, or consents or acquiesces to, the appointment of a custodian, receiver or trustee for all or substantially all of its assets or properties (each of clauses (w) through (z), an “Acceleration Event”), then any Earnout Securities that have not been previously issued by SMMC prior to such occurrence will be issued by SMMC as of immediately prior to the Effective Time (but in the case of the Company Options, only such Company Options that are vested as of such date (after giving effect to any acceleration or vesting of such Company Options)) unless, in the event of an Acceleration Event that is a change of control, the value of the consideration to be received by the holders of the SMMC Common Stock in such change of control transaction is less than the stock price threshold applicable to the $12.50 Share Price Milestones and/or the $15.00 Share Price Milestone, as applicable.

Proxy Statement

After the date of the Business Combination Agreement and within five (5) Business Days after SMMC’s receipt of Billtrust’s audited financial statements (the “PCAOB Audited Financials”) and unaudited financial statements for the six months ended June 30, 2020 and June 30, 2019, in each case, prepared in accordance with GAAP and Regulation S-X, SMMC (with the assistance and cooperation of Billtrust as reasonably requested by SMMC) will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”), which Registration Statement will also contain the Proxy Statement, the Consent Solicitation Statement (as defined in the Business Combination Agreement) and a prospectus. Capitalized terms used but not defined in this Proxy Statement section have the meanings assigned to them in the Business Combination Agreement.

SMMC will include provisions in the Proxy Statement with respect to (i) approval of the Business Combination (as defined in the SMMC Certificate of Incorporation), the adoption and approval of the Business Combination Agreement and the Private Placement  (the “Transaction Proposal”), (ii) approval of the SMMC Charter Amendment (the “Charter Amendment Proposal”), (iii) approval of the SMMC A&R Charter (the “A&R Charter Proposal”) and each change to the SMMC A&R Charter that is required to be separately approved, (iv) to the extent required by the Nasdaq listing rules, approval of the issuance of the aggregate Per Share Stock Consideration together with the SMMC Common Stock pursuant to the Subscription Agreements (the “Nasdaq Proposal”), (v) approval of the election of each of the directors nominated to comprise the board of directors of the Surviving Entity (the “Election of Directors Proposal”), (vi) approval and adoption of the SMMC 2020 Equity Incentive Plan (the “SMMC Equity Incentive Plan Proposal”), (vii) approval and adoption of the SMMC 2020 Employee Stock Purchase Plan ( (the “ESPP Proposal,” and together with the SMMC Equity Incentive Plan Proposal, the “Equity Plan Proposals”), (viii) adjournment of the SMMC Stockholders’ Meeting (as defined in the Business Combination Agreement), if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (ix) approval of any other proposals reasonably agreed by SMMC and Billtrust to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Charter Amendment Proposal, the A&R Charter Proposal, the Nasdaq Proposal, the Election of Directors Proposal and the Equity Plan Proposals, the “SMMC Proposals”). The SMMC Equity Incentive Plan Proposal will provide that a specified number of shares of SMMC Common Stock will be reserved for issuance pursuant to the SMMC 2020 Equity Incentive Plan, and the ESPP Proposal shall provide that a specified number of shares of shares of SMMC Common Stock as of Closing will be reserved for issuance pursuant to the SMMC 2020 Employee Stock Purchase Plan (as defined in the Business Combination Agreement).  Without the prior written consent of Billtrust, the SMMC Proposals will be the only matters (other than procedural matters) which SMMC will propose to be acted on by SMMC’s stockholders at the SMMC Stockholders’ Meeting.

Stock Exchange Listing

SMMC will use its reasonable best efforts to cause the SMMC Class A Common Stock issued in connection with the transactions contemplated by the Business Combination Agreement (the “Transactions”) to be approved for listing on The Nasdaq Stock Market LLC (“Nasdaq”) at the Closing.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days after the satisfaction or waiver of all of the closing conditions.

SMMC 2020 Equity Incentive Plan and SMMC Employee Stock Purchase Plan

Prior to the Effective Time, SMMC will adopt the SMMC 2020 Equity Incentive Plan and SMMC Employee Stock Purchase Plan (as each such term is defined in the Business Combination Agreement) subject to the receipt of the Billtrust stockholder approval.

Exclusivity

From the date of the Business Combination Agreement until the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement, each of SMMC and Billtrust will not, and will not authorize or permit their respective affiliates and its and their respective representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a possible Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable; provided, that notwithstanding the foregoing, neither SMMC nor Billtrust nor their respective board of directors are prevented from, prior to obtaining the Requisite Approval or the SMMC Stockholder Approval (as defined in the Business Combination Agreement), as applicable, contacting and engaging in negotiations or discussions with any person or group and their respective representatives who has made (and not withdrawn) a bona fide written Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, after the date of the Business Combination Agreement that did not result from a breach of the foregoing, if the board of directors of Billtrust or the board of directors of SMMC, as applicable, (i) has determined in good faith, after consultation with outside legal counsel and financial advisor(s), that such Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, constitutes or would reasonably be expected to constitute, result in or lead to a Company Superior Proposal or SMMC Superior Proposal (each, as defined in the Business Combination Agreement), as applicable and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be a breach of its fiduciary duties under applicable law. Each of SMMC and Billtrust will, and will cause its Affiliates and its and their respective representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could lead to, a Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable. Each of SMMC and Billtrust will promptly (and in no event later than twenty-four (24) hours after receipt thereof by such party or its representatives) advise the other party orally and in writing of any Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, any request for information with respect to any Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, or any inquiry with respect to or which could reasonably be expected to result in a Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, the material terms and conditions of such request, Company Acquisition Proposal or SMMC Acquisition Proposal, as applicable, or inquiry, and the identity of the person making the same.

Prior to the receipt of the SMMC Stockholder Approval or the Requisite Approval, as applicable, either of the SMMC board of directors or the Billtrust board of directors may, in response to a SMMC Superior Proposal, a Billtrust Superior Proposal, a SMMC Intervening Event or a Billtrust Intervening Event (as each such term is defined in the Business Combination Agreement), as applicable, withhold, withdraw or modify, or publicly propose or resolve to withhold withdraw or modify in a manner adverse to the other party its recommendation that the SMMC stockholders or Billtrust stockholders, as applicable, approve, with respect to SMMC, the SMMC Proposals and with respect to Billtrust, the Business Combination Agreement and the transactions contemplated thereby (any such action a “SMMC Modification in Recommendation” or “Company Modification in Recommendation”, as applicable).

The following terms shall have the respective meanings ascribed to them below:

“Company Acquisition Proposal” means any inquiry, proposal or offer from any person (other than SMMC or any of its Affiliates), that did not result from a breach of the foregoing, concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Billtrust; (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of Billtrust; or (iii) the sale, lease, exchange or other disposition of all or substantially all of Billtrust’s properties or assets.

“SMMC Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Billtrust or any of its Affiliates), that did not result from a breach of the foregoing, concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving SMMC (other than the Transactions); (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of SMMC (other than the Transactions); or (iii) the sale, lease, exchange or other disposition of all or substantially all of SMMC’s properties or assets.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) Billtrust and (b) SMMC, First Merger Sub and Second Merger Sub, in each case relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conditions to Closing

The obligations of Billtrust, SMMC, First Merger Sub, and Second Merger Sub to consummate the Transactions, including the Mergers, are subject to customary and other conditions of the respective parties, including, among others:

(a)
the written consent, in form and substance reasonably acceptable to SMMC, or affirmative vote, of holders of the Requisite Approval in favor of the approval and adoption of the Business Combination Agreement and the Mergers and all other transactions contemplated by the Business Combination Agreement (the “Company Stockholder Approval”) will have been obtained;

(b)	The SMMC Proposals will have been approved and adopted by the requisite vote of the the SMMC stockholders at the SMMC Stockholders’ Meeting (the “SMMC Stockholder Approval”);

(c)
no governmental authority of competent jurisdiction will have enacted or issued any law, rule, regulation or other judgment which has the effect of making the Transactions illegal or otherwise prohibiting the consummation of the Transactions, including the Mergers;

(d)
SMMC will have provided an opportunity to its stockholders to have their shares of SMMC Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Business Combination Agreement, the SMMC Certificate of Incorporation, the Trust Agreement, and the Proxy Statement (the “Offer”) and the Offer will have been completed;

(e)
all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act will have expired or been terminated;

(f)
the Registration Statement will have been declared effective under the Securities Act, and no stop order suspending the effectiveness, or any proceedings for purposes of suspending the effectiveness, of the Registration Statement will be in effect or will have been initiated or threatened by the SEC;

(g)
the SMMC Class A Common Stock to be issued in connection with the Transactions (including the Earnout Shares) will have been approved for listing on will be listed on the Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

(h)	SMMC will have at least $5,000,001 of net tangible assets remaining after the Offer;

(i)	the SMMC Certificate of Incorporation will have been amended by the SMMC Charter Amendment;

(j)
each of the representations and warranties made by the parties to the Business Combination Agreement will be true and correct, either in all respects except for de minimis inaccuracies, in all material respects, or in all respects except where the failure of such representation and warranty does not result in a Company Material Adverse Effect or SMMC Material Adverse Effect (each as defined in the Business Combination Agreement), as applicable to such representation and warranty, as of the Closing Date;

(k)
each of the parties to the Business Combination Agreement will have performed or complied in all material respects with its agreements and covenants required to be performed or complied with on or prior to the Effective Time;

(l)	no Billtrust Material Adverse Effect or SMMC Material Adverse Effect (each, as defined in the Business Combination Agreement) will have occurred;

(m)
the conditions contained in the Subscription Agreements to the obligations of the parties thereto to consummate the Private Placement (as defined in the Business Combination Agreement) shall have been satisfied or waived in accordance with the Subscription Agreements and the condition that the representations and warranties of Billtrust shall be true and correct in all material respects shall be satisfied or waived in accordance with the Subscription Agreements assuming that the Subscription Closing (as defined in the Business Combination Agreement occurred at the Closing;

(n)	Billtrust will have delivered to SMMC the PCAOB Audited Financials;

(o)
Billtrust will have delivered to SMMC a properly executed certification that the Company Shares (as defined in the Business Combination Agreement) are not “U.S. real property interests”, together with a notice to the IRS, in accordance with Treasury Regulations;

(p)	Billtrust will have terminated certain specified related party contracts;

(q)	all members of the board of directors of SMMC (other than those identified as continuing directors) and all officers of SMMC will have executed written resignations effective as of the Effective Time;

(r)	the Cancellation Agreement will be in full force and effective, and the parties thereto shall be in compliance with the terms and conditions thereof in all material respects; and

(s)
the Closing SMMC Cash (as defined in the Business Combination Agreement) will equal or exceed $225,000,000.

The following terms shall have the respective meanings ascribed to them below:

“Requisite Approval” means the written consent or affirmative vote of (i) the holders of at least seventy-eight percent (78%) of the Billtrust preferred stock (voting together as a separate class on an “as-converted” to Billtrust common stock basis), given in writing or by vote at a meeting, (ii) the holders of a majority of the outstanding Billtrust Series E Preferred Stock (voting together as a single class), given in writing or vote at a meeting and (iii) the holders of a majority of Billtrust common stock and Billtrust preferred stock outstanding voting together on an “as-converted” to Billtrust common stock basis.

Termination

The Business Combination Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transactions by the stockholders of Billtrust or SMMC, as follows:

(a)	by mutual written consent of SMMC and Billtrust;

(b)	by either SMMC or Billtrust if the Effective Time shall not have occurred prior to March 15, 2021;

(c)
by either SMMC or Billtrust if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Mergers;

(d)
by either SMMC or Billtrust (i) if SMMC shall have failed to obtain the SMMC Stockholder Approval at the SMMC Stockholders’ Meeting or (ii) if (A) a Company Modification in Recommendation (as defined in the Business Combination Agreement) has occurred and (B) Billtrust held the Company Stockholders Meeting (as defined in the Business Combination Agreement) and failed to obtain the Company Stockholder Approval at the Company Stockholders Meeting within twenty-five (25) days after the Registration Statement becomes effective;

(e)
by SMMC if  (i) (A) a Company Modification in Recommendation has not occurred and (B) Billtrust shall have failed to obtain the Company Stockholder Approval within three (3) Business Days after the Registration Statement becomes effective or (ii) the Post-Signing Company Charter Amendment (as defined in the Business Combination agreement) is not effective as of the time the Registration Statement may become effective in accordance with applicable law;

(f)
by SMMC upon a breach of any representation, warranty, covenant or agreement on the part of Billtrust set forth in the Business Combination Agreement, or if any representation or warranty of Billtrust shall have become untrue, in either case such that the conditions set forth in the Business Combination Agreement would not be satisfied; provided that SMMC has not waived in writing such breach and SMMC, First Merger Sub and Second Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement and subject to a 30-day cure period, if curable, following SMMC’s notice of the breach to Billtrust;

(g)
by Billtrust upon a breach of any representation, warranty, covenant or agreement on the part of SMMC, First Merger Sub, and Second Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of SMMC, First Merger Sub, and Second Merger Sub shall have become untrue, in either case such that the conditions set forth in the Business Combination Agreement would not be satisfied; provided that Billtrust has not waived in writing such breach and Billtrust is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement and subject to a 30-day cure period, if curable, following Billtrust’s notice of the breach to SMMC;

(h)	by Billtrust, in the event of a SMMC Modification in Recommendation (as defined in the Business Combination Agreement); or

(i)	by SMMC, in the event of a Company Modification in Recommendation.

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a Willful Breach (as defined in the Business Combination Agreement) of the Business Combination Agreement by a party thereto prior to such termination.

In the event the Business Combination Agreement is terminated by either party in accordance with the termination rights set forth in item (d)(ii) above or terminated by SMMC in accordance with the termination rights set forth in items (e) or (i) above, then SMMC shall be entitled to receive an amount equal to the actual fees and expenses incurred by SMMC or, South Mountain LLC, a Delaware limited liability company (the “Sponsor”) in connection with the Business Combination Agreement and the Transactions, but excluding any underwriting fees and discounts, in an amount not to exceed five million dollars ($5,000,000).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about SMMC, Billtrust or the other parties thereto. In particular, the assertions embodied in representations and warranties by SMMC, First Merger Sub, Second Merger Sub and Billtrust contained in the Business Combination Agreement are qualified by information in one or more disclosure letters provided by the parties in connection with the signing of the Business Combination Agreement. The disclosure letters contain information that qualifies the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about SMMC, First Merger Sub, Second Merger Sub or Billtrust.

Stockholder Support Agreements

In connection with the execution of the Business Combination Agreement, SMMC, First Merger Sub and Second Merger Sub entered into support agreements (each, a “BT Support Agreement” and collectively, the “BT Support Agreements”) with certain stockholders of Billtrust (collectively, the “Supporting Billtrust Stockholders” and each, a “Supporting Billtrust Stockholder”), which collectively hold Billtrust preferred stock and Billtrust common stock representing a sufficient amount of the voting power of Billtrust preferred stock and Billtrust common stock to approve the Business Combination Agreement and the transactions contemplated thereby. Each BT Support Agreement places certain restrictions on the transfer of the shares of Billtrust held by the Supporting Billtrust Stockholder thereto and covenants on the voting of such shares in favor of approving the Mergers and the other transactions contemplated by the Business Combination Agreement and against any actions that could adversely affect the consummation of the Mergers or any of the other transactions contemplated by the Business Combination Agreement.  Each BT Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that the Consent Solicitation Statement is disseminated to Billtrust’s stockholders, each Supporting Billtrust Stockholder will execute and deliver a written consent with respect to the outstanding shares of Billtrust common stock and Billtrust preferred stock held by such Supporting Billtrust Stockholder adopting the Business Combination Agreement and approving the Business Combination.  If the Billtrust board of directors no longer recommends the Business Combination  then each Supporting Billtrust Stockholder would instead be required to vote a number of shares that would equal, when aggregated with the number of shares of Billtrust preferred stock and Billtrust common stock that all other Supporting Billtrust Stockholders are obligated to vote pursuant to the BT Support Agreements, 35% of the total number of shares of Billtrust common stock and Billtrust preferred stock on an as-converted basis and would be entitled, in its sole discretion, to vote its remaining shares in any manner. In addition, the BT Support Agreements prohibit the Supporting Billtrust Stockholders from engaging in activities that have the effect of soliciting an Acquisition Proposal.

In connection with the execution of the Business Combination Agreement, Billtrust entered into a support agreement (the “SMMC Support Agreement”) with a stockholder of SMMC (the “Supporting SMMC Stockholder”) pursuant to which such Supporting SMMC Stockholder has agreed to vote in favor of the Transactions and each of the SMMC Proposals (as defined in the Business Combination Agreement).  The SMMC Support Agreement places certain restrictions on the transfer of the shares of SMMC held by the Supporting SMMC Stockholder thereto and covenants on the voting of such shares in favor of approving the consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement, including any actions necessary to effectuate the matters contemplated by the SMMC Proposals (as defined in the Business Combination Agreement) and against any actions that could adversely affect the consummation of the Mergers or any of the other transactions contemplated by the Business Combination Agreement.

Non-Redemption Agreement

In connection with the execution of the Business Combination Agreement, SMMC and Billtrust entered into a non-redemption agreement (the “Non-Redemption Agreement”) with a holder of SMMC Class A Common Stock (the “Non-Redeeming Stockholder”), pursuant to which the Non-Redeeming Stockholder has agreed not to elect to redeem or tender or submit for redemption any of SMMC Class A Common Stock held by such stockholder pursuant to or in connection with such holder’s redemption rights as provided in the SMMC Certificate of Incorporation.

Share and Warrant Cancellation Agreement

In connection with the execution of the Business Combination Agreement, on October 18, 2020 SMMC, Sponsor and Billtrust (the “Cancellation Agreement Parties”) entered into an agreement (the “Cancellation Agreement”) pursuant to which the Sponsor will take certain actions prior to and at the time of Closing.

Concurrent with, and contingent upon, the Closing, the Sponsor will forfeit 4,166,667 outstanding private placement warrants of South Mountain which shall be automatically canceled and exchange 2,787,833 outstanding private placement warrants of SMMC for 500,000 newly issued shares of South Mountain Class B Common Stock (the “New Sponsor Shares”).

Also at Closing, the Sponsor will forfeit 1,250,000 shares of South Mountain Class B Common Stock to South Mountain for no consideration. Sponsor’s remaining 5,000,000 shares of South Mountain Class B Common Stock will immediately become unvested and subject to certain vesting conditions (the “Vesting Shares”). An aggregate of 3,125,000 of the Vesting Shares will vest immediately following closing. The remaining amount of Vesting Shares will vest in two equal tranches if the stock price level is greater than or equal to $12.50 per share (the “$12.50 Share Price Milestone”) or $15.00 per share (the  “$15.00 Share Price Milestone”), in each case over 20 of 30 trading days within five years of Closing (the “Earnout Tranches”), subject to equitable adjustment to reflect any subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction with respect to the SMMC Common Stock. Sponsor is entitled to vote such Vesting Shares and receive dividends and other distributions with respect to such Vesting Shares (to be set aside by South Mountain and paid upon the vestment of the Vesting Shares) while they remain unvested. In the event that after the Closing and prior to the second anniversary of the Closing Date, there is an Acceleration Event (as defined in the Business Combination Agreement), then the Vesting Shares will immediately vest in full upon the occurrence of such Acceleration Event unless, in the case of an Acceleration Event that is a change of control, (i) the value of the consideration to be received by the holders of the Class A Common Stock in such change of control transaction is less than the stock price threshold applicable to the $12.50 Share Price Milestone, in which case, any Vesting Shares (after giving effect to any equitable adjustment) that are not deemed earned and issued shall remain subject to vesting pursuant to the $12.50 Share Price Milestone and (ii) the value of the consideration to be received by the holders of the Class A Common Stock in such Change of Control transaction is less than the stock price threshold applicable to the $15.00 Share Price Milestone, in which case, any Vesting Shares (after giving effect to any equitable adjustment) that are not deemed earned and issued shall remain subject to vesting pursuant to the $15.00 Share Price Milestone.

The Cancellation Agreement Parties also agreed that if, at the Closing, 25% or more of the holders of Class A Common Stock held by public stockholders of South Mountain are redeemed, then Sponsor will forfeit an additional 500,000 shares of South Mountain Class B Common Stock held by the Sponsor (which shall be taken equally from each of the Earnout Tranches). In addition, if, at the Closing, 50% or more of the holders of Class A Common Stock are redeemed, then Sponsor shall forfeit an additional 500,000 shares of South Mountain Class B Common Stock held by the Sponsor (which shall be taken equally from each of the Earnout Tranches).

The Cancellation Agreement also provides that the Sponsor agrees to vote all shares of South Mountain Common Stock beneficially owned by it in favor of each of the proposals at the special stockholder meeting, to use its reasonable best efforts to take all actions reasonably necessary to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement and to not take any action that would reasonable be expected to materially delay or prevent the satisfaction of the conditions to the Mergers (as defined in the Business Combination Agreement) set forth in the Business Combination Agreement.

Stockholders Agreement

In connection with the execution of the Business Combination Agreement, South Mountain entered into a Stockholders Agreement (the “Stockholders Agreement”) with Sponsor.  Pursuant to the Stockholders Agreement, Sponsor and its successors and any permitted transferees (as defined in the Stockholders Agreement) (together, the “Stockholder Parties”) will have the right to nominate one individual as may be designated from time to time (the “Sponsor Director”) to South Mountain’s board of directors (the “Board”)  following the Closing for so long as the Stockholder Parties beneficially own, in the aggregate, a number of shares of SMMC Class A Common Stock equal to or greater than 20% of the aggregate number of shares of SMMC Class A Common Stock beneficially owned by the Stockholder Parties immediately following the Closing.

Pursuant to the Stockholders Agreement, the Stockholder Parties will have certain information rights for so long as such parties and their permitted transferees beneficially own, in the aggregate, a number of shares of SMMC Class A Common Stock equal to or greater than 20% of the shares of SMMC Class A Common Stock beneficially owned by the Stockholder Parties immediately following the Closing. The Stockholders Agreement will terminate with respect to the Stockholder Parties at the time that they cease to collectively beneficially own, in the aggregate, a number of shares of SMMC Class A Common Stock equal to or greater than 20% of the outstanding shares of SMMC Class A Common Stock beneficially owned by Sponsor immediately following the Closing.

Confidentiality and Lockup Agreements

In addition, pursuant to certain Confidentiality and Lockup Agreements (the “Confidentiality and Lockup Agreements”), certain Billtrust stockholders, senior officers and directors who will be continuing as directors of the Surviving Entity have agreed that they will not, during the period beginning on the effective time of the Mergers and continuing to and including the date that is one hundred eighty (180) days after the date of Closing, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of SMMC Class A Common Stock, or SMMC Class C Common Stock if such class is to be received pursuant to the Business Combination Agreement, or any options or warrants to purchase any shares of Class A Common Stock (or SMMC Class C Common Stock if such class is to be received pursuant to the Business Combination Agreement), or any securities convertible into, exchangeable for or that represent the right to receive shares of SMMC Class A Common Stock or SMMC Class C Common Stock, as applicable, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreements). References in this subsection to SMMC Class A Common Stock and SMMC Class C Common Stock include the series of common stock of the Surviving Entity that such securities are convertible into pursuant to the Business Combination Agreement The Confidentiality and Lockup Agreements will become effective upon the consummation of the Mergers.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, South Mountain, Sponsor, Billtrust and certain significant stockholders of Billtrust and South Mountain entered into an amended and restated registration rights agreement (“Registration Rights Agreement”), in the form attached as an exhibit to the Business Combination Agreement. The Registration Rights Agreement will become effective upon the consummation of the Business Combination (as defined in the Registration Rights Agreement).  Under the Registration Rights Agreement, following the Closing, stockholders party to the Registration Rights Agreement may request to sell all or any portion of their registrable securities in an underwritten offering up to two times. South Mountain also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that South Mountain will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, certain investors entered into the Subscription Agreements pursuant to which certain investors have collectively subscribed for 20,000,000 newly-issued shares of SMMC Class A Common Stock to be issued at the Closing for a purchase price of $10.00 per share and an aggregate purchase price of two hundred million dollars ($200,000,000). The obligations to consummate each Subscription (as defined in the Subscription Agreements) is conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the heading “Subscription Agreements”  is incorporated by reference herein. The shares of SMMC Class A Common Stock to be issued in connection with each Subscription and the transactions contemplated by the Subscription Agreements will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 8.01	Other Events.

Press Release

Attached as Exhibit 99.1 to this Report is a copy of the joint press release of SMMC and Billtrust, announcing the Transactions.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving South Mountain and Billtrust. South Mountain intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of South Mountain, a consent solicitation statement of Billtrust and a prospectus of South Mountain, and each party will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of South Mountain and Billtrust, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of South Mountain and Billtrust are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by South Mountain with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by South Mountain may be obtained free of charge from South Mountain at www.SMMergerCorp. Alternatively, these documents, when available, can be obtained free of charge from South Mountain upon written request to South Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, New York 10153, Attn: Secretary, or by calling (646) 446-2700.

South Mountain, Billtrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of South Mountain, in favor of the approval of the Mergers. Information regarding South Mountain’s directors and executive officers is contained in South Mountain’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and its Current Report on Form 8-K, which was filed with the SEC on June 29, 2020. Additional information regarding the interests of those participants, the directors and executive officers of Billtrust and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains, and oral statements made from time to time by representatives of South Mountain and Billtrust may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, South Mountain’s and Billtrust’s expectations or predictions of future financial or business performance or conditions and of the closing of the Transactions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “could,” “will,” “should,” “seeks,” “plans,” “predicts,” “potential,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in South Mountain’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and South Mountain and Billtrust believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither South Mountain nor Billtrust is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which South Mountain has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in South Mountain’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Mergers, including approval by stockholders of South Mountain and Billtrust on the expected terms and schedule and the risk that regulatory approvals required for the Mergers are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Mergers; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of South Mountain and Billtrust; risks related to South Mountain’s or Billtrust’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks related to Billtrust’s history of operating losses and future profitability; cybersecurity risks that may reduce or stop customer use of Billtrust’s products and platform and any related liabilities for Billtrust; risks that Billtrust’s quarterly results may fluctuate significantly and not fully reflect the underlying performance of Billtrust’s business; risks of service outages for existing customers if Billtrust fails to manage its technical operations infrastructure; risks related to fraudulent activities by customers, employees or other third parties that would expose Billtrust to material financial losses; risks related to reputation damage as a result of errors in Billtrust’s facilitation of the transfer of customer funds; risks related to attracting new customers; risks relating to customer retention; risks related to Billtrust’s partnerships with financial institutions, third party service providers, processing providers and other financial service suppliers; risks related to Billtrust’s relationship with Visa that could impact growth in usage of the BPN; and other risks relating to the businesses of each of Billtrust and South Mountain and the proposed transaction.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond South Mountain’s and Billtrust’s control. While all projections are necessarily speculative, South Mountain and Billtrust believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that South Mountain and Billtrust, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers, to the extent used, are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in South Mountain and is not intended to form the basis of an investment decision in South Mountain. All subsequent written and oral forward-looking statements concerning South Mountain and Billtrust, the proposed transaction or other matters and attributable to South Mountain and Billtrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Business Combination Agreement, dated as of October 18, 2020, by and among South Mountain Merger Corp., BT Merger Sub I, Inc., BT Merger Sub II, LLC and Factor Systems, Inc. (d/b/a Billtrust)
99.1	Press Release issued by South Mountain Merger Corp. and Billtrust on October 19, 2020.

*
Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). South Mountain agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

South Mountain Merger Corp.

Date: October 19, 2020	By:	/s/ Charles B. Bernicker
		Name:	Charles B. Bernicker
		Title:	Chief Executive Officer